UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
November 23, 2021
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
   Yes      No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG
 (Registrant)
Date: November 23, 2021
By:
/s/ Joachim Oechslin
Joachim Oechslin
Chief Risk Officer a.i.
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer

Credit Suisse Group AG

CREDIT SUISSE

Pillar 3 and regulatory disclosures

3Q21

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” the “Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term the “Bank” when we are only referring to Credit Suisse AG and its consolidated subsidiaries.
Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.

Pillar 3 and regulatory disclosures 3Q21
Credit Suisse Group AG

Introduction
Swiss capital requirements
Risk-weighted assets
Additional regulatory disclosures
List of abbreviations
Cautionary statement regarding forward-looking information

Introduction
General
This report as of September 30, 2021 is based on the Circular 2016/1 “Disclosure – banks” (FINMA circular) issued by the Swiss Financial Market Supervisory Authority FINMA (FINMA).
This report is produced and published quarterly, in accordance with FINMA requirements. The reporting frequency for each disclosure requirement is either annual, semi-annual or quarterly. This document should be read in conjunction with the Pillar 3 and regulatory disclosures – Credit Suisse Group AG 4Q20 and 2Q21 as well as the Credit Suisse Annual Report 2020 and the Credit Suisse Financial Report 3Q21, which include important information on regulatory capital and risk management (specific references have been made herein to these documents) and regulatory developments and proposals.
Credit Suisse Group is the highest consolidated entity to which the FINMA circular applies.
These disclosures were verified and approved internally in line with our board-approved policy on disclosure controls and procedures. The level of internal control processes for these disclosures is similar to those applied to the Group’s quarterly and annual financial reports. This report has not been audited by the Group’s external auditors.
For certain prescribed table formats where line items have zero balances, such line items have not been presented.
Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features of regulatory capital instruments and total loss-absorbing capacity (TLAC)-eligible instruments that form part of the eligible capital base and TLAC resources, global systemically important bank (G-SIB) financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to credit-suisse.com/regulatorydisclosures for additional information.
Regulatory developments
Net stable funding ratio implementation
Since July 1, 2021, banks are subject to a minimum net stable funding ratio (NSFR) requirement of 100% at all times and the associated disclosure requirements.
> Refer to “Swiss liquidity requirements” (page 50) in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management – Regulatory framework” in the Credit Suisse Financial Report 3Q21 for further information.
> Refer to “Key prudential metrics” (page 8) in Additional regulatory disclosures for further information on the 3Q21 NSFR.
COVID-19 pandemic and related regulatory measures
The Swiss government, the Swiss National Bank and FINMA have taken various measures to mitigate the consequences of the COVID-19 pandemic on the economy and the financial system. Governments and regulators in other jurisdictions where we have operations have also taken and continue to take measures to address the financial and economic pressures arising from the COVID-19 pandemic.
> Refer to “COVID-19 pandemic” (page 16) in I – Credit Suisse results – Credit Suisse – Other information in the Credit Suisse Financial Report 3Q21 for further information.

Swiss capital requirements
FINMA requires the Group to comply fully with the special requirements for systemically important financial institutions operating internationally. The following tables present the Swiss capital and leverage requirements and metrics as required by FINMA.
> Refer to “Swiss requirements” (page 55) and “Swiss metrics” (pages 60 to 61) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 3Q21 for further information on general Swiss requirements and the related metrics.
Swiss capital requirements and metrics
end of 3Q21	CHF million	in % of RWA
Swiss risk-weighted assets
Swiss risk-weighted assets	278,801	–
Risk-based capital requirements (going-concern) based on Swiss capital ratios
Total [1]	41,796	14.991
of which CET1: minimum	12,546	4.5
of which CET1: buffer	15,334	5.5
of which CET1: countercyclical buffers	59	0.021
of which additional tier 1: minimum	9,758	3.5
of which additional tier 1: buffer	2,230	0.8
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital [2]	56,252	20.2
of which CET1 capital [3]	39,951	14.3
of which additional tier 1 high-trigger capital instruments	11,693	4.2
of which additional tier 1 low-trigger capital instruments [4]	4,608	1.7
Risk-based requirements for additional total loss-absorbing capacity (gone-concern) based on Swiss capital ratios
Total according to size and market share [5]	39,869	14.3
Reductions due to rebates in accordance with article 133 of the CAO	(8,741)	(3.135)
Reductions due to the holding of additional instruments in the form of convertible capital in accordance with Art. 132 para 4 CAO	(1,246)	(0.447)
Total, net	29,882	10.718
Eligible additional total loss-absorbing capacity (gone-concern)
Total [6]	49,534	17.8
of which bail-in instruments [7]	47,044	16.9
of which tier 2 low-trigger capital instruments	2,490	0.9
Rounding differences may occur.
1
The total requirement includes the FINMA Pillar 2 capital add-on of CHF 1,869 million relating to the supply chain finance funds matter. This Pillar 2 capital add-on equates to an additional Swiss CET1 capital ratio requirement of 67 basis points.

2 Excludes tier 1 capital that is used to fulfill gone-concern requirements.
3 Excludes CET1 capital that is used to fulfill gone-concern requirements.
4
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments until their first call date according to the transitional Swiss "Too Big to Fail" rules.

5 Consists of a base requirement of 12.86%, or CHF 35,854 million, and a surcharge of 1.44%, or CHF 4,015 million.
6
Amounts are shown on a look-through basis. Certain tier 2 capital instruments are subject to phase out and will no longer be eligible as of January 1, 2022. As of 3Q21, total eligible gone-concern capital was CHF 49,796 million, including CHF 262 million of such instruments.

7
Includes instruments issued in 1Q21, which are eligible as gone-concern capacity, where the Group used the proceeds of CHF 5,118 million to offset an exposure that Credit Suisse AG has from providing net senior funding to the Group. As of the end of 3Q21, the Group had a net funding liability against Credit Suisse AG of CHF 1,395 million, resulting from existing net senior funding provided by Credit Suisse AG to the Group of CHF 7,179 million, offset by CHF 5,784 million of funding provided by the Group to Credit Suisse AG.

Swiss leverage requirements and metrics
end of 3Q21	CHF million	in % of LRD
Leverage exposure
Leverage ratio denominator	923,075	–
Unweighted capital requirements (going-concern) based on Swiss leverage ratio
Total [1]	48,023	5.2
of which CET1: minimum	13,846	1.5
of which CET1: buffer	18,462	2.0
of which additional tier 1: minimum	13,846	1.5
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital [2]	56,252	6.1
of which CET1 capital [3]	39,951	4.3
of which additional tier 1 high-trigger capital instruments	11,693	1.3
of which additional tier 1 low-trigger capital instruments [4]	4,608	0.5
Unweighted requirements for additional total loss-absorbing capacity (gone-concern) based on the Swiss leverage ratio
Total according to size and market share [5]	46,154	5.0
Reductions due to rebates in accordance with article 133 of the CAO	(10,154)	(1.1)
Reductions due to the holding of additional instruments in the form of convertible capital in accordance with Art. 132 para 4 CAO	(1,246)	(0.135)
Total, net	34,754	3.765
Eligible additional total loss-absorbing capacity (gone-concern)
Total [6]	49,534	5.4
of which bail-in instruments [7]	47,044	5.1
of which tier 2 low-trigger capital instruments	2,490	0.3
Rounding differences may occur.
1
The total requirement includes the FINMA Pillar 2 capital add-on of CHF 1,869 million relating to the supply chain finance funds matter. This Pillar 2 capital add-on equates to an additional Swiss CET1 leverage ratio requirement of 20 basis points.

2 Excludes tier 1 capital that is used to fulfill gone-concern requirements.
3 Excludes CET1 capital that is used to fulfill gone-concern requirements.
4
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments until their first call date according to the transitional Swiss "Too Big to Fail" rules.

5 Consists of a base requirement of 4.5%, or CHF 41,539 million, and a surcharge of 0.5%, or CHF 4,615 million.
6
Amounts are shown on a look-through basis. Certain tier 2 capital instruments are subject to phase out and will no longer be eligible as of January 1, 2022. As of 3Q21, total eligible gone-concern capital was CHF 49,796 million, including CHF 262 million of such instruments.

7
Includes instruments issued in 1Q21, which are eligible as gone-concern capacity, where the Group used the proceeds of CHF 5,118 million to offset an exposure that Credit Suisse AG has from providing net senior funding to the Group. As of the end of 3Q21, the Group had a net funding liability against Credit Suisse AG of CHF 1,395 million, resulting from existing net senior funding provided by Credit Suisse AG to the Group of CHF 7,179 million, offset by CHF 5,784 million of funding provided by the Group to Credit Suisse AG.

Risk-weighted assets
Overview
With the adoption of the revised FINMA circular, risk-weighted assets (RWA) presented in this report, including prior period comparisons, are based on the Swiss capital requirements.
> Refer to “Swiss requirements” (page 55) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management – Regulatory framework in the Credit Suisse Financial Report 3Q21 for further information on Swiss capital requirements.
The following table provides an overview of total Swiss RWA forming the denominator of the risk-based capital requirements.
RWA were CHF 278.8 billion as of the end of 3Q21, a 2% decrease compared to the end of 2Q21. The decrease in RWA was mainly related to movements in risk levels in credit risk and market risk and internal model and parameter updates in market risk. These decreases were partially offset by increases related to a foreign exchange impact and external model and parameter updates in credit risk.
RWA flow statements for credit risk, counterparty credit risk (CCR) and market risk are presented below.
> Refer to “Risk-weighted assets” (pages 58 to 59) in II – Treasury, risk, balance sheet and off-balance sheet – Capital Management in the Credit Suisse Financial Report 3Q21 for further information on movements in risk-weighted assets in 3Q21.
OV1 – Overview of Swiss risk-weighted assets and capital requirements
	Risk-weighted assets			Capital requirement	[1]
end of	3Q21	2Q21	4Q20	3Q21
CHF million
Credit risk (excluding counterparty credit risk)	130,486	132,847	134,648	10,439
of which standardized approach (SA)	26,366	27,005	26,237	2,109
of which supervisory slotting approach	3,788	4,289	4,246	303
of which advanced internal ratings-based (A-IRB) approach	100,332	101,553	104,165	8,027
Counterparty credit risk	17,244	18,294	22,577	1,379
of which standardized approach for counterparty credit risk (SA-CCR)	3,630	4,140	4,283	290
of which internal model method (IMM)	12,453	12,976	16,589	996
of which other counterparty credit risk [2]	1,161	1,178	1,705	93
Credit valuation adjustments (CVA)	6,033	6,651	8,498	483
Equity positions in the banking book under the simple risk weight approach	7,886	7,772	4,427	631
Equity investments in funds - look-through approach	2,397	2,623	2,998	192
Equity investments in funds - mandate-based approach	19	60	71	2
Equity investments in funds - fall-back approach	452	477	506	36
Settlement risk	278	239	249	22
Securitization exposures in the banking book	14,221	14,368	12,962	1,138
of which securitization internal ratings-based approach (SEC-IRBA)	7,844	7,928	7,322	628
of which securitization external ratings-based approach (SEC-ERBA), including internal assessment approach (IAA)	1,455	1,331	1,285	116
of which securitization standardized approach (SEC-SA)	4,922	5,109	4,355	394
Market risk	17,637	19,868	18,317	1,411
of which standardized approach (SA)	1,747	1,593	1,478	140
of which internal models approach (IMA)	15,890	18,275	16,839	1,271
Operational risk (AMA)	69,115	68,449	58,655	5,529
Amounts below the thresholds for deduction (subject to 250% risk weight)	13,033	12,647	11,668	1,042
Total	278,801	284,295	275,576	22,304
1 Calculated as 8% of Swiss risk-weighted assets, based on total capital minimum requirements, excluding capital conservation buffer and G-SIB buffer requirements.
2 Includes RWA for contributions to the default fund of a central counterparty and loans hedged by centrally cleared CDS.

Risk-weighted assets flow statements
Credit risk and counterparty credit risk
The following table presents the definitions of the RWA flow statements components for credit risk and CCR.
Definition of risk-weighted assets movement components related to credit risk and CCR
Description	Definition
Asset size	Represents changes on the portfolio size arising in the ordinary course of business (including new businesses). Asset size also includes movements arising from the application of the comprehensive approach with regard to the treatment of financial collateral
Asset quality/credit quality of counterparties	Represents changes in average risk weighting across credit risk classes
Model and parameter updates	Represents movements arising from internally driven or externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse
Methodology and policy changes	Represents movements arising from externally mandated regulatory methodology and policy changes to accounting and exposure classification and treatment policies not specific only to Credit Suisse
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange impact	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category
Credit risk RWA movements
The following table presents the 3Q21 flow statement explaining the variations in the credit risk RWA determined under an internal ratings-based (IRB) approach.
CR8 – Risk-weighted assets flow statements of credit risk exposures under IRB
3Q21
CHF million
Risk-weighted assets at beginning of period	105,842
Asset size	(887)
Asset quality	(935)
Foreign exchange impact	100
Risk-weighted assets at end of period	104,120
Includes RWA related to the A-IRB approach and supervisory slotting approach.
Credit risk RWA under IRB decreased CHF 1.7 billion to CHF 104.1 billion compared to the end of 2Q21. The decrease was primarily driven by movement in risk levels attributable to asset size and asset quality, partially offset by a positive foreign exchange impact from USD denominated portfolios. The decreases in risk levels reflected reduced lending exposures to corporates and improvements in asset quality.
Counterparty credit risk RWA movements
The following table presents the 3Q21 flow statement explaining the variations in the CCR RWA determined under the internal model method (IMM) for CCR (derivatives and SFTs).
CCR7 – Risk-weighted assets flow statements of CCR exposures under IMM
3Q21
CHF million
Risk-weighted assets at beginning of period	12,976
Asset size	(1,511)
Credit quality of counterparties	(55)
Model and parameter updates	921
Foreign exchange impact	122
Risk-weighted assets at end of period	12,453
CCR RWA under IMM decreased CHF 0.5 billion to CHF 12.5 billion compared to the end of 2Q21. The decrease was primarily driven by movements in risk levels attributable to asset size reflecting reduced OTC and securities financing business, partially offset by a positive foreign exchange impact and model and parameter updates driven by the de-recognition of excess collateral for margin loans.

Market risk
The following table presents the definitions of the RWA flow statements components for market risk.
Definitions of risk-weighted assets movement components related to market risk
Description	Definition
RWA as of the end of the previous/current reporting periods	Represents RWA at quarter-end
Regulatory adjustment	Indicates the difference between RWA and RWA (end of day) at beginning and end of period
RWA as of the previous/current quarters end (end of day)	For a given component (e.g., VaR) it refers to the RWA that would be computed if the snapshot quarter end amount of the component determines the quarter end RWA, as opposed to a 60-day average for regulatory
Movement in risk levels	Represents movements due to position changes
Model and parameter updates	Represents movements arising from internally driven or externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse
Methodology and policy changes	Represents movements arising from externally mandated regulatory methodology and policy changes to accounting and exposure classification and treatment policies not specific only to Credit Suisse
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange impact	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category
Market risk RWA movements
The following table presents the 3Q21 flow statement explaining the variations in the market risk RWA determined under an internal models approach (IMA).
MR2 – Risk-weighted assets flow statements of market risk exposures under an IMA
3Q21	Regulatory VaR	Stressed VaR	IRC	Other	[1]	Total
CHF million
Risk-weighted assets at beginning of period	5,504	5,955	1,733	5,083		18,275
Regulatory adjustment	(743)	(61)	(36)	(204)		(1,044)
Risk-weighted assets at beginning of period (end of day)	4,761	5,894	1,697	4,879		17,231
Movement in risk levels	736	754	128	(537)		1,081
Model and parameter updates	(104)	68	0	(530)		(566)
Foreign exchange impact	29	37	22	33		121
Risk-weighted assets at end of period (end of day)	5,422	6,753	1,847	3,845		17,867
Regulatory adjustment	(836)	(1,594)	180	273		(1,977)
Risk-weighted assets at end of period	4,586	5,159	2,027	4,118		15,890
1 Risks not in VaR.
Market risk RWA under an IMA decreased 13% to CHF 15.9 billion compared to the end of 2Q21, primarily due to a decrease in regulatory VaR, stressed VaR and risks not in VaR reflecting a decrease in average risk levels, mainly in securitized products and Global Trading Solutions within the Investment Bank.

Additional regulatory disclosures
Key prudential metrics
Most line items in the following table reflects the view as if the Group was not a systemically important financial institution.
KM1 - Key metrics
end of	3Q21	2Q21	1Q21	4Q20		3Q20
Capital (CHF million)
Swiss CET1 capital	39,951	38,934	36,959	35,351		37,076
Fully loaded CECL accounting model Swiss CET1 capital [1]	39,951	38,934	36,959	35,297		37,076
Swiss tier 1 capital	56,252	55,148	53,406	51,192		52,317
Fully loaded CECL accounting model Swiss tier 1 capital [1]	56,252	55,148	53,406	51,139		52,317
Swiss total eligible capital	56,998	56,394	54,682	52,426		53,618
Fully loaded CECL accounting model Swiss total eligible capital [1]	56,998	56,394	54,682	52,373		53,618
Minimum capital requirement (8% of Swiss risk-weighted assets) [2]	22,304	22,744	24,270	22,046		22,869
Risk-weighted assets (CHF million)
Swiss risk-weighted assets	278,801	284,295	303,380	275,576		285,857
Risk-based capital ratios as a percentage of risk-weighted assets (%)
Swiss CET1 capital ratio	14.3	13.7	12.2	12.8		13.0
Fully loaded CECL accounting model Swiss CET1 capital ratio [1]	14.3	13.7	12.2	12.8		13.0
Swiss tier 1 capital ratio	20.2	19.4	17.6	18.6		18.3
Fully loaded CECL accounting model Swiss tier 1 capital ratio [1]	20.2	19.4	17.6	18.6		18.3
Swiss total capital ratio	20.4	19.8	18.0	19.0		18.8
Fully loaded CECL accounting model Swiss total capital ratio [1]	20.4	19.8	18.0	19.0		18.8
BIS CET1 buffer requirements (%) [3]
Capital conservation buffer	2.5	2.5	2.5	2.5		2.5
Extended countercyclical buffer	0.021	0.022	0.021	0.022		0.022
Progressive buffer for G-SIB and/or D-SIB	1.0	1.0	1.0	1.0		1.0
Total BIS CET1 buffer requirement	3.521	3.522	3.521	3.522		3.522
CET1 capital ratio available after meeting the bank's minimum capital requirements [4]	9.8	9.2	7.7	8.3		8.5
Basel III leverage ratio (CHF million)
Leverage exposure	923,075	916,888	967,798	799,853	[5]	824,420	[5]
Basel III leverage ratio (%)	6.1	6.0	5.5	6.4		6.3
Fully loaded CECL accounting model Basel III leverage ratio (%) [1]	6.1	6.0	5.5	6.4		6.3
Liquidity coverage ratio (CHF million) [6]
High-quality liquid assets	228,352	209,256	211,307	203,536		210,526
Net cash outflows	103,504	97,007	103,088	107,376		110,882
Liquidity coverage ratio (%)	221	216	205	190		190
Net stable funding ratio (CHF million)
Available stable funding	446,805	–	–	–		–
Required stable funding	353,492	–	–	–		–
Net stable funding ratio (%)	126	–	–	–		–
1
The fully loaded US GAAP CECL accounting model excludes the transitional relief of recognizing CECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks”.

2 Calculated as 8% of Swiss risk-weighted assets, based on total capital minimum requirements, excluding the BIS CET1 buffer requirements.
3 CET1 buffer requirements are based on BIS requirements as a percentage of Swiss risk-weighted assets.
4 Reflects the Swiss CET1 capital ratio, less the BIS minimum CET1 ratio requirement of 4.5%.
5 Reflects the temporary exclusion of central bank deposits in all currencies from the leverage exposure, after adjusting for the dividend paid in 2020, in accordance with FINMA Guidance.
6 Calculated using a three-month average, which is calculated on a daily basis.

> Refer to “Swiss capital requirements” (pages 3 to 4) for the systemically important financial institution view.
> Refer to “Swiss metrics” (pages 60 to 61) and “Risk-weighted assets” (pages 58 to 59) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 3Q21 for further information on movements in capital, capital ratios, risk-weighted assets and leverage ratios.
> Refer to “Liquidity coverage ratio” (pages 51 to 52) and “Net stable funding ratio” (page 52) in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management – Liquidity management in the Credit Suisse Financial Report 3Q21 for further information on movements in the liquidity coverage ratio and the net stable funding ratio.
> Refer to “Swiss requirements” (page 55) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management – Regulatory framework in the Credit Suisse Financial Report 3Q21 for further information on additional CET1 buffer requirements.
The following table presents information about available TLAC and TLAC requirements applied at the resolution group level, which is defined as Credit Suisse Group AG consolidated.
KM2 - Key metrics - TLAC requirements (at resolution group level)
end of	3Q21	2Q21	1Q21	4Q20		3Q20
CHF million
TLAC	106,048	107,027	105,862	93,390		96,820
Fully loaded CECL accounting model TLAC [1]	106,048	107,027	105,862	93,336		96,820
Swiss risk-weighted assets	278,801	284,295	303,380	275,576		285,857
TLAC ratio (%)	38.0	37.6	34.9	33.9		33.9
Fully loaded CECL accounting model TLAC ratio (%) [1]	38.0	37.6	34.9	33.9		33.9
Leverage exposure	923,075	916,888	967,798	799,853	[2]	824,420	[2]
TLAC leverage ratio (%)	11.5	11.7	10.9	11.7		11.7
Fully loaded CECL accounting model TLAC leverage ratio (%) [1]	11.5	11.7	10.9	11.7		11.7
Does the subordination exemption in the antepenultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No	No	No	No		No
Does the subordination exemption in the penultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No	No	No	No		No
If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with Excluded Liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with Excluded Liabilities and that would be recognized as external TLAC if no cap was applied (%)	N/A - refer to our response above	N/A - refer to our response above	N/A - refer to our response above	N/A - refer to our response above		N/A - refer to our response above
1
The fully loaded US GAAP CECL accounting model excludes the transitional relief of recognizing CECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks”.

2 Reflects the temporary exclusion of central bank deposits in all currencies from the leverage exposure, after adjusting for the dividend paid in 2020, in accordance with FINMA Guidance.

Leverage metrics
Credit Suisse has adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA.
> Refer to “Leverage metrics” (page 60) and “Swiss metrics” (pages 60 to 61) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 3Q21 for further information on leverage metrics, including the calculation methodology and movements in leverage exposures.
LR1 - Summary comparison of accounting assets vs leverage ratio exposure
end of	3Q21
Reconciliation of consolidated assets to leverage exposure (CHF million)
Total consolidated assets as per published financial statements	805,889
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation [1]	(15,414)
Adjustments for derivatives financial instruments	63,632
Adjustments for SFTs (i.e. repos and similar secured lending)	(28,096)
Adjustments for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	94,676
Other adjustments	2,388
Leverage exposure	923,075
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

LR2 - Leverage ratio common disclosure template
end of	3Q21	2Q21
Reconciliation of consolidated assets to leverage exposure (CHF million)
On-balance sheet items (excluding derivatives and SFTs, but including collateral)	623,923	619,457
Asset amounts deducted from Basel III tier 1 capital	(8,716)	(8,866)
Total on-balance sheet exposures	615,207	610,591
Reconciliation of consolidated assets to leverage exposure (CHF million)
Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	25,591	28,451
Add-on amounts for PFE associated with all derivatives transactions	59,850	62,636
Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	19,298	21,161
Deductions of receivables assets for cash variation margin provided in derivatives transactions	(18,525)	(20,182)
Exempted CCP leg of client-cleared trade exposures	(5,609)	(6,430)
Adjusted effective notional amount of all written credit derivatives	253,031	235,434
Adjusted effective notional offsets and add-on deductions for written credit derivatives	(248,213)	(230,544)
Derivative Exposures	85,423	90,526
Securities financing transaction exposures (CHF million)
Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	135,784	124,025
Netted amounts of cash payables and cash receivables of gross SFT assets	(16,569)	(14,553)
Counterparty credit risk exposure for SFT assets	8,554	8,541
Securities financing transaction exposures	127,769	118,013
Other off-balance sheet exposures (CHF million)
Off-balance sheet exposure at gross notional amount	298,722	303,972
Adjustments for conversion to credit equivalent amounts	(204,046)	(206,214)
Other off-balance sheet exposures	94,676	97,758
Swiss tier 1 capital (CHF million)
Swiss tier 1 capital	56,252	55,148
Leverage exposure (CHF million)
Leverage exposure	923,075	916,888
Leverage ratio (%)
Basel III leverage ratio	6.1	6.0

Liquidity coverage ratio
Our calculation methodology for the liquidity coverage ratio (LCR) is prescribed by FINMA. For disclosure purposes our LCR is calculated using a three-month average which is measured using daily calculations during the quarter.
> Refer to “Liquidity metrics” (pages 51 to 52) and “Funding sources” (page 53) in II –Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management in the Credit Suisse Financial Report 3Q21 for further information on the Group’s liquidity coverage ratio including high quality liquid assets, liquidity pool and funding sources.
LIQ1 - Liquidity coverage ratio
end of 3Q21	Unweighted value	[1]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	–		228,352
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	162,677		19,629
of which less stable deposits	162,677		19,629
Unsecured wholesale funding	243,317		88,910
of which operational deposits (all counterparties) and deposits in networks of cooperative banks	48,908		12,227
of which non-operational deposits (all counterparties)	117,149		60,525
of which unsecured debt	16,154		16,154
Secured wholesale funding	–		31,245
Additional requirements	173,191		35,731
of which outflows related to derivative exposures and other collateral requirements	62,797		13,309
of which outflows related to loss of funding on debt products	767		767
of which credit and liquidity facilities	109,627		21,655
Other contractual funding obligations	45,197		45,197
Other contingent funding obligations	210,605		4,268
Total cash outflows	–		224,980
Cash inflows (CHF million)
Secured lending	133,654		46,008
Inflows from fully performing exposures	61,460		28,295
Other cash inflows	47,173		47,173
Total cash inflows	242,287		121,476
Liquidity cover ratio (CHF million)
High-quality liquid assets	–		228,352
Net cash outflows	–		103,504
Liquidity coverage ratio (%)	–		221
Calculated based on an average of 67 data points in 3Q21.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA and reflects a post-cancellation view.

List of abbreviations
A
A-IRB	Advanced-Internal Ratings-Based
AMA	Advanced Measurement Approach
B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
C
CAO	Capital Adequacy Ordinance
CCP	Central counterparties
CCR	Counterparty credit risk
CDS	Credit default swap
CECL	Current expected credit loss
CET1	Common equity tier 1
CVA	Credit valuation adjustment
D
D-SIB	Domestic systemically important bank
F
FINMA	Swiss Financial Market Supervisory Authority FINMA
FSB	Financial Stability Board
G
G-SIB	Global systemically important bank
I
IAA	Internal Assessment Approach
IMA	Internal Models Approach
IMM	Internal Model Method
IRB	Internal Ratings-Based
IRC	Incremental Risk Charge
L
LCR	Liquidity coverage ratio
LRD	Leverage ratio denominator
N
NSFR	Net stable funding ratio
O
OTC	Over-the-counter
P
PFE	Potential future exposure
R
RNIV	Risks not in value-at-risk
RWA	Risk-weighted assets
S
SA	Standardized Approach
SA-CCR	Standardized Approach - counterparty credit risk
SEC-ERBA	Securitization External Ratings-Based Approach
SEC-IRBA	Securitization Internal Ratings-Based Approach
SEC-SA	Securitization Standardized Approach
SFT	Securities Financing Transactions
T
TLAC	Total loss-absorbing capacity
U
US GAAP	Accounting principles generally accepted in the US
V
VaR	Value-at-Risk

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements and that the COVID-19 pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our business. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2021 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
■ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
■ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
■ political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to maintain our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2020 and in “Risk factor” in I – Credit Suisse results – Credit Suisse in our 1Q21 Financial Report.

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
credit-suisse.com